Heartland
Oil and Gas Corporation

February 6, 2006

Jonathan Duersch
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
Fax: 202-772-9368

Our Response to Comment 1 of your December 20, 2005 letter

Dear Mr. Duersch:

Thank you very much for your telephone call today. The party with you on the conversation, whose name I was unable to note, asked for clarification of the meaning of my statement in my response that Staley, Okada and Partners is licensed in the U.S.

To amplify my response, Staley, Okada and Partners has four partners who the firm authorizes to oversee audits of U.S. companies registered with the SEC. Each of those four partners is a CPA licensed in either Washington State, Oregon or Illinois. The engagement partner on our audit, Mr. Leif Vickars, is licensed in Illinois.

Sincerely yours,



Robert L. Poley, CPA
Chief Financial Officer
Director
Direct telephone: 303-530-9504